Exhibit 99.2
PONY AI INC.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in USD thousands, except share, per share and per ADS data)
	As of December 31, 2024	As of June 30, 2025
Assets
Current assets:
Cash and cash equivalents	535,976	318,533
Restricted cash, current	21	20
Short-term investments (including short-term investments measured at fair value of $209,035 and $289,493 as of December 31, 2024 and June 30, 2025, respectively)	209,035	289,493
Accounts receivable, net	28,555	27,084
Amounts due from related parties, current	8,322	7,443
Prepaid expenses and other current assets	52,713	59,228
Total current assets	834,622	701,801
Non-current assets:
Restricted cash, non-current	175	188
Amounts due from related parties, non-current	—	—
Property, equipment and software, net	17,241	29,443
Operating lease right-of-use assets	13,342	16,338
Long-term investments (including long-term investments measured at fair value of $93,449 and $122,731 as of December 31, 2024 and June 30, 2025, respectively)	130,799	214,142
Prepayment for long-term investments	52,823	25,000
Other non-current assets	1,819	4,134
Total non-current assets	216,199	289,245
Total assets	1,050,821	991,046
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	66,548	107,804
Operating lease liabilities, current	3,438	4,825
Amounts due to related parties, current	900	744
Total current liabilities	70,886	113,373
Operating lease liabilities, non-current	9,835	11,928
Other non-current liabilities	1,389	1,480
Total liabilities	82,110	126,781
Commitments and contingencies (See note 10)
Pony AI Inc. shareholders’ equity:
Class A ordinary shares ($0.0005 par value, 498,911,230 shares and 498,911,230 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 269,203,783 shares and 304,203,783 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	140	158
Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	35	35
Additional paid-in capital	2,228,444	2,234,712
Special reserve	220	292
Accumulated deficit	(1,287,851)	(1,384,009)
Accumulated other comprehensive income	10,134	2,175
Total Pony AI Inc. shareholders’ equity	951,122	853,363
Non-controlling interests	17,589	10,902
Total shareholders’ equity	968,711	864,265
Total liabilities and shareholders’ equity	1,050,821	991,046
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements
(“consolidated financial statements”).

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in USD thousands, except share, per share and per ADS data)
	Six months ended June 30,
	2024	2025
Revenues
Service revenues (including revenues from related parties of $12,330 and $11,148 for the six months ended June 30, 2024 and 2025, respectively)	24,166	21,685
Product revenues	554	13,749
Total revenues	24,720	35,434
Cost of revenues	(22,134)	(29,655)
Gross profit	2,586	5,779
Operating expenses:
Research and development expenses	(58,725)	(96,516)
Selling, general and administrative expenses	(15,579)	(26,574)
Total operating expenses	(74,304)	(123,090)
Loss from operations	(71,718)	(117,311)
Investment income	11,350	28,687
Changes in fair value of warrants liability	5,617	—
Other income (expenses), net	2,978	(2,015)
Loss before income tax	(51,773)	(90,639)
Income tax benefits	(2)	(1)
Net loss	(51,775)	(90,640)
Net (loss) income attributable to non-controlling interests	(458)	5,446
Net loss attributable to Pony AI Inc.	(51,317)	(96,086)
Foreign currency translation adjustments	(1,046)	114
Unrealized gain (loss) on available-for-sale investments, net of tax of $408 and $(25), for the six months ended June 30, 2024 and 2025, respectively	5,236	(13,771)
Total other comprehensive (loss) income	4,190	(13,657)
Total comprehensive loss	(47,585)	(104,297)
Less: Comprehensive loss attributable to non-controlling interest	(529)	(252)
Total comprehensive loss attributable to Pony AI Inc.	(47,056)	(104,045)
Net loss attributable to Pony AI Inc.	(51,317)	(96,086)
Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	91,557,008	359,375,886
Net loss per share and per American Depository Shares (“ADS”), basic and diluted	(1.14)	(0.27)
Share-based compensation expenses included in:
Research and development expenses	605	11,874
Selling, general and administrative expenses	855	4,343
The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(All amounts in USD thousands, except share, per share and per ADS data)
	Ordinary Shares		Additional Paid-In Capital	Special Reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	PONY AI INC. Shareholders’ Equity (Deficit)	Non- Controlling Interests	Total
	Shares	Amount
Balances as of January 1, 2025	350,292,553	175	2,228,444	220	10,134	(1,287,851)	951,122	17,589	968,711
Share-based compensation	—	—	16,217	—	—	—	16,217	—	16,217
Other comprehensive loss	—	—	—	—	(7,959)	—	(7,959)	(5,698)	(13,657)
Repurchase of RSUs	—	—	(11,609)	—	—	—	(11,609)	—	(11,609)
Issuance of ordinary shares upon vesting of RSUs	35,000,000	18	1,660	—	—	—	1,678	—	1,678
Provision of special reserve (note a)	—	—	—	72	—	(72)	—	—	—
Dividend distribution to a non-controlling shareholder (note b)	—	—	—	—	—	—	—	(6,435)	(6,435)
Net (loss) profit	—	—	—	—	—	(96,086)	(96,086)	5,446	(90,640)
Balances as of June 30, 2025	385,292,553	193	2,234,712	292	2,175	(1,384,009)	853,363	10,902	864,265
Balances as of January 1, 2024	91,749,159	45	57,759	148	4,326	(739,528)	(677,250)	11,145	(666,105)
Share-based compensation	—	1	1,459	—	—	—	1,460	—	1,460
Other comprehensive income (loss)	—	—	—	—	4,261	—	4,261	(71)	4,190
Provision of special reserve (note a)	—	—	—	39	—	(39)	—	—	—
Accretion of convertible redeemable preferred shares	—	—	(53,380)	—	—	—	(53,380)	—	(53,380)
Net loss	—	—	—	—	—	(51,317)	(51,317)	(458)	(51,775)
Balances as of June 30, 2024	91,749,159	46	5,838	187	8,587	(790,884)	(776,226)	10,616	(765,610)

Note a:
The Group is required by law to appropriate a special reserve within equity, namely “Safety Production Fund” which is calculated based on 1% of freight transportation revenues.

Note b:
During the six months ended June 30, 2025, Yancheng Poplar LLP, a non-wholly-owned subsidiary of the company, distributed profits resulting from investment gains arising from the disposal of equity investments to a non-controlling shareholder.

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in USD thousands, except share, per share and per ADS data)
	Six months ended June 30,
	2024	2025
Cash flows from operating activities:
Net loss	(51,775)	(90,640)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,676	2,671
Share-based compensation	1,460	16,217
Losses from disposal of property and equipment	22	2
Realized gains from investments	(4,855)	(18,388)
Changes in fair value of warrants liability	(5,617)	—
Changes in fair value of equity investment	(1,956)	6,234
Unrealized foreign exchange losses (gains)	186	(2,731)
Non-cash lease expense	2,837	3,366
Changes in operating assets and liabilities:
Accounts receivable	6,897	1,568
Amounts due from related parties	(4,892)	879
Prepaid expenses and other current assets	(6,787)	(2,270)
Other non-current assets	1,843	(1,232)
Accounts payable and other current liabilities	515	6,526
Right-of-use assets	—	(5,511)
Operating lease liabilities	(1,732)	3,470
Other non-current liabilities	56	269
Net cash used in operating activities	(59,122)	(79,570)
Cash flows from investing activities:
Purchases of property, equipment and software	(1,906)	(14,464)
Purchases of short-term investments	(215,971)	(208,868)
Proceeds from the sales and maturities of short-term investments	246,716	153,681
Prepayment for long-term investments	(25,000)	—
Purchases of long-term investments	(33,916)	(109,017)
Proceeds from the sales and maturities of long-term investments	1,383	19,162
Loans to third parties	—	(13,512)
Proceeds from repayment of loans to third parties	—	12,602
Proceeds from disposal of property and equipment	25	—
Net cash used in investing activities	(28,669)	(160,416)
Cash flows from financing activities:
Payments for finance lease liabilities	(710)	(764)
Repurchase/settlement of RSUs	—	(11,609)
Proceeds from exercise of share options	—	1,678
Dividends distribution to a non-controlling shareholder	—	(6,435)
Proceeds from shares sold on behalf of employees	—	40,730
Net cash (used in) provided by financing activities	(710)	23,600
Effect of exchange rate changes on cash and cash equivalents	(2,704)	(1,045)
Decrease in cash and cash equivalents	(91,205)	(217,431)
Cash, cash equivalents and restricted cash at beginning of year/period	426,205	536,172
Cash, cash equivalents and restricted cash at end of year/period	335,000	318,741
Cash and cash equivalents	334,756	318,533
Restricted cash	244	208
Cash, cash equivalents and restricted cash at end of year/period	335,000	318,741
Supplemental disclosure of cash flow information
Non-cash investing activities
− Payable for purchase of property and equipment, and not paid yet	297	2,613
The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES

(a)
Description of Business

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company and its subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People’s Republic of China (“PRC”) and the United States of America (“U.S.”) through its subsidiaries.
In November 2024, the Company completed its listing on the National Association of Securities Dealers Automated Quotations (“Nasdaq”). Refer to note 11 Ordinary Shares.
As of June 30, 2025, the Company has its shareholding/equity interests in the following subsidiaries:
Name of Entity	Later of Date of Incorporation/ Consolidation	Place of Establishment/ Incorporation	Legal Ownership %
Pony.ai, Inc.	November 15, 2016	Delaware, U.S.	100
Hong Kong Pony AI Limited	December 13, 2016	Hong Kong, PRC	100
Beijing (ZX) Pony AI Technology Co., Ltd. (“Beijing ZX”)	December 19, 2016	Beijing, PRC	100
Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing HX”)	April 1, 2017	Beijing, PRC	100
Guangzhou (ZX) Pony AI Technology Co., Ltd. (“Guangzhou ZX”)	October 25, 2017	Guangdong, PRC	100
Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou HX”)	January 12, 2018	Guangdong, PRC	100
Guangzhou Bibi Technology Co., Ltd.	November 21, 2018	Guangdong, PRC	100
Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing YX”)	June 19, 2019	Beijing, PRC	100
Jiangsu Rye Data Technology Co., Ltd. (“Jiangsu RD”)	July 18, 2019	Jiangsu, PRC	100
Shanghai (YX) Pony AI Technology Co., Ltd. (“Shanghai YX”)	May 29, 2020	Shanghai, PRC	100
Guangzhou (YX) Pony AI Technology Co., Ltd.	June 24, 2020	Guangdong, PRC	100
Yancheng Poplar LLP.	October 28, 2020	Tianjin, PRC	62
Guangzhou Pony Truck Technology Co., Ltd.	December 7, 2020	Guangdong, PRC	100
Beijing (RX) Pony AI Technology Co., Ltd.	December 14, 2020	Beijing, PRC	100
Beijing Pony Truck Technology Co., Ltd.	December 29, 2020	Beijing, PRC	100
Guangzhou Pony Intelligent Logistics Technology Co., Ltd	January 19, 2021	Guangdong, PRC	100
Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen YX”)	April 8, 2021	Shenzhen, PRC	100
Cyantron Logistics Technology Co., Ltd. (“Cyantron Logistics”)	February 17, 2022	Guangdong, PRC	51

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

Name of Entity	Later of Date of Incorporation/ Consolidation	Place of Establishment/ Incorporation	Legal Ownership %
Shanghai (ZX) Pony AI Technology Development Co., Ltd.	March 3, 2022	Shanghai, PRC	100
Qingdao Cyantron Logistics Technology Co., Ltd.	March 14, 2022	Shandong, PRC	51
Pony.AI Europe S.à r.l.	September 4, 2024	Esch-sur-Alzette, Luxembourg	100
Pony AI – FZCO	April 22, 2025	Dubai, UAE	100
Pony AI	May 20, 2025	Riyadh, SAU	100

(b)
Consolidated VIEs in the PRC before Reorganization

Applicable PRC laws and regulations prohibit or restrict entities with direct foreign ownership from engaging in certain businesses activities in the PRC. The Company established a series of contractual arrangements with Beijing ZX and Guangzhou ZX (the “VIEs”) and their shareholders (“Nominee Stockholders”) primarily for business development purposes where the Company’s business is currently not subject to any foreign ownership restrictions under the applicable PRC laws and regulations, it may expand its business operations into areas that are subject to foreign ownership restrictions through the VIEs if necessary.
Historically and as of December 31, 2023, the Company, through Beijing HX and Guangzhou HX (the “WFOEs”), entered into the following contractual arrangements with the VIEs, and the Nominee Stockholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs are considered the primary beneficiaries of the VIEs, and the financial results of operations, assets and liabilities of the VIEs and their subsidiaries were included in the consolidated financial statements.
In February 2024, the Company completed a series of transactions to restructure its organization and business operations (the “Reorganization”). Specifically, Beijing HX, Guangzhou HX, Beijing YX, the VIEs and Nominee Stockholders of the VIEs entered into a series of agreements (the “VIE Reorganization Agreements”), pursuant to which, Guangzhou HX and Beijing YX acquired 100% net assets of the VIEs, from the Nominee Stockholders, at a consideration of nil, which is a transaction under common control. Upon completion of the Reorganization, the Company’s operations in mainland China are conducted exclusively through its subsidiaries and the Company began to consolidate all the Company’s entities through its shareholding/equity interests.
The financial information of the consolidated VIEs and the VIE’s subsidiaries as of December 31, 2024 and June 30, 2025 is not included as it has become inapplicable following the completion of the Reorganization.
Prior to the Reorganization in February 2024, the WFOEs were considered the primary beneficiaries of the VIEs, and the financial results of operations of the VIEs and their subsidiaries were included in the Company’s consolidated financial statements for the six months ended June 30, 2024. From January 1, 2024 to the completion date of the Reorganization in February 2024, the VIEs were engaged in research and development activities without any revenue generated, and the related results of operations and cash flows of the VIEs were not material.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(c)
Liquidity

The Group incurred net loss of $51.8 million and $90.6 million for the six months ended June 30, 2024 and 2025, respectively. Net cash used in operating activities was $59.1 million and $79.6 million for the six months ended June 30, 2024 and 2025, respectively. Accumulated deficit was $1,287.9 million and $1,384.0 million as of December 31, 2024 and June 30, 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities based on future commercialization of autonomous driving technology and attract investors’ investments. Historically, the Group has relied principally on non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. As of December 31, 2024 and June 30, 2025, the Group had $536.0 million and $318.5 million of cash and cash equivalents, $209.0 million and $289.5 million of short-term investments, respectively. Based on the above considerations, the Group believes the cash and cash equivalents and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended December 31, 2024.
In the opinion of the management, the accompanying consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended December 31 2024. The results of operations for the six months ended June 30, 2024 and 2025 are not necessarily indicative of the results for the full years.
The financial information as of December 31, 2024 presented in the consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2024.
Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.
(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. These management estimates include the fair value of share-based awards, fair value of debt investments in investees’ preferred shares and convertible bonds, fair value of warrants liability, valuation allowance for deferred tax assets, useful lives of property and equipment, the discount rate for lease, the determination of the stand-alone selling price (“SSP”), impairment of long-lived assets, investment in equity investees and investment securities, and accretion of preferred shares. These estimates are based on information available as of the date of the consolidated financial statements, therefore, actual results could differ from those estimates.
(d)
Cash and cash equivalents

The Group considers all highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates the fair value.
(e)
Restricted cash

Cash and cash equivalents that are restricted as to withdrawal or for use or pledged as security are reported separately as restricted cash. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for office lease contracts in the U.S. and for issuance of letter of guarantee.
(f)
Investments in marketable debt securities

Investments in marketable debt securities are recorded as investments under short-term investments and long-term investments on the unaudited condensed consolidated balance sheets (“consolidated balance sheets”) based on their remaining contractual maturities. Investments in marketable debt securities consist of asset-backed securities, Canada treasury securities, commercial paper, corporate bonds, supranational securities, U.S. agencies securities, U.S. treasury securities, treasury bill, sovereign government securities, Yankee bonds as well as wealth management products. The Group determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each consolidated balance sheet date. Marketable debt securities are classified as available-for-sale as they do not meet the criteria of held-to-maturity or trading securities, and are carried at fair value on the consolidated balance sheets with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Realized gains or losses on the sale of these securities are recognized under investment income on the unaudited condensed consolidated statements of operations and comprehensive loss (“consolidated statements of operations and comprehensive loss”).
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

with corresponding adjustment on the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non- credit related is recorded in accumulated other comprehensive (loss) income as a component of shareholders’ (deficit) equity. As of December 31, 2024 and June 30, 2025, there were no investments held by the Group that had been in continuous unrealized loss position.
(g)
Short-term investments

Short-term investments are mainly comprised of investments in marketable debt securities, equity investment with readily determinable fair values and term deposits and certificate of deposits.
For investments in investees’ shares with readily determinable fair values, the fair value was determined using directly observable inputs in the market place. Whenever events or changes in circumstances indicate that the carrying value may no longer be observable, the fair value of aforementioned short-term investments was determined using models with significant unobservable inputs, primarily the management projection of discounted future cash flow and the discount rate. The investments with readily determinable fair values are reported at fair value, with unrealized gains and losses recorded in other income (expenses), net.
(h)
Long-term investments

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investments, term deposits, certificate of deposits and convertible bonds.
For investments in investees’ shares and convertible bonds which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income as a component of shareholders’ equity.
For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, as these equity security investments do not have readily determinable fair value, the Group measures these equity security investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income (expenses), net.
For investments in common stock or in-substance common stock of investee company, over which the Group can exercise significant influence, but does not have a controlling interest, the Group accounted for the investments using the equity method. Under the equity method, the Group initially records its investments at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of operations and comprehensive loss accordingly. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. In evaluating potential impairment of its equity method investments, the Group considers available quantitative and qualitative evidence. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)
Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Group’s assessment of the collectability of accounts.
The Group evaluates its accounts receivable for expected credit losses on a regular basis in accordance with ASU No. 2016-13 (Topic 326). The Group regularly reviews the adequacy of the allowance by considering factors, such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The Group’s exposure to credit losses may increase if its customers are adversely affected by changes, such as economic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors. Although the Group historically has not experienced significant credit losses, it will continue to periodically review the allowance and make necessary adjustments accordingly.
Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2024 and June 30, 2025, the allowance for doubtful accounts provided was not material.
(j)
Property, equipment and software, net

Property, equipment and software, net is stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Category	Estimated Useful Lives
Computer and equipment	3 – 4 years
Vehicle and equipment	3 – 6 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset
Software	3 years
Furniture and fixtures	5 years
Operating lease right-of-use assets	2 – 5 years
Finance lease right-of-use assets	3 – 8 years
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2024 and June 30, 2025, construction in progress in the amount of $597 and $8.1 million, respectively, was primarily relating to the construction of leasehold improvements and assembly of autonomous vehicles.
(k)
Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.
(l)
Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges.
The Group determines revenue recognition through the following steps:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price, including the constraint on variable consideration;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the Group satisfies a performance obligation.

Revenues disaggregated by nature for the six months ended June 30, 2024 and 2025 consist of the following:
	Six months ended June 30,
	2024	2025

Engineering solution services	6,195	7,254
Virtual driver operation services	17,971	14,431
Sales of products	554	13,749
Total	24,720	35,434
Revenues disaggregated by timing of revenue recognition for the six months ended June 30, 2024 and 2025 consist of the following:
	Six months ended June 30,
	2024	2025

A point in time	5,452	18,179
Overtime	19,268	17,255
Total	24,720	35,434
The following is a description of the accounting policy for the principal revenues by nature of the Group.
i)
Engineering solution services

The Group derives revenues from providing integrated solutions in relation to autonomous driving to original equipment manufacturers and other industry participants. The Group’s engineering solution

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple deliverables, the Group identifies each performance obligation and evaluates whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer.
The Group allocates the transaction price to each distinct performance obligation based on the estimated SSP for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable, such as when the Group does not sell the products or services separately, the Group estimates the SSP of each performance obligation based on an adjusted market assessment approach.
Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services, software licensing and development services. For the integrated retrofitting services, the Group may provide products as inputs to deliver the combined output of autonomous services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred to customers, which generally occurs when the Group delivers the services and the substantive customer acceptance is received (“point in time”). Software licensing revenues are generally recognized over time as the functionality of the software is expected to substantively change, and the Group is obligated to update the software to latest version of the software during the service period.
ii)
Virtual driver operation services

The Group’s virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robotruck logistics services.
For robotaxi services, the Group is obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. The Group charges service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi services. The robotaxi services revenues are recognized over time as the Group provides the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenues incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs and other costs directly attributable to providing the driverless taxi services.
For robotruck logistics services, the Group is obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotruck fleets. The customers are corporate entities and the Group charges fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation services. The Group recognizes revenues over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If the Group were unable to complete delivery to the destination, another entity would not need to re-perform the transportation services already performed. As control transfers over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided.

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Group to complete the performance obligation. The associated cost of revenues incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.
iii)
Sales of products

The Group sells autonomous driving related products directly to customers. Revenues from the sales of products are recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers.
Contract balances
Contract assets relate to the Group’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets as of December 31, 2024 and June 30, 2025. Revenues recognized for the six months ended June 30, 2024 and 2025 from performance obligations related to prior years were not material.
Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:
(i)
The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii)
Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(m)
Cost of revenues

Cost of revenues consists of expenses relating to salaries and benefits of supporting engineers and other direct supporting personnel, materials and supplies, depreciation of fixed assets, and other costs incurred to directly support the fulfillment of the revenue contracts, such as rental expenses, bandwidth and data center expenditures.
(n)
Research and development (“R&D”) expenses

R&D expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for R&D personnel; (ii) direct input of materials and supplies expenses in relation to R&D; and (iii) certain other expenses, such as office rental expenses, bandwidth and data center expenditures, utilities, depreciation of equipment and other expenses incurred in R&D.
The Group follows the provisions of ASC 985, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, which requires that software development costs incurred in conjunction

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

with development be charged to R&D expenses until technological feasibility is established. The technological feasibility is established upon completion of a working model. The costs incurred by the Group between technological feasibility and general release to the public have been insignificant. Accordingly, all R&D costs have been expensed as incurred.
(o)
Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for the general and administrative personnel; (ii) professional services expenses; and (iii) certain operating expenses, such as office rental expenses, utilities and other expenses necessary to support the Group’s business.
(p)
Leases

In accordance with ASC Topic 842, Leases (“ASC 842”), the Group uses the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods. The Group classified its leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25.
The Group recorded the leases of office spaces and warehouses as operating leases in different cities in the PRC and U.S.. The Group begins recognizing rent expenses when the lessor makes the underlying assets available to the Group. The Group’s leases have remaining lease terms of up to eight years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For short-term leases with lease term less than one year, the Group records operating lease expenses on the consolidated statements of operations and comprehensive loss on a straight- line basis over the lease term and records variable lease payments as incurred.
The Group recorded the leases of logistics vehicles and containers as finance leases as the lease terms cover majority of the remaining economic life of the underlying assets. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on the consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liabilities adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease.
(q)
Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expenses are recognized (a) for the awards granted with only service condition, using the straight-line attribution method, net of actual forfeitures as they occur, over the vesting period; (b) for the awards granted with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of IPO is a performance condition, cumulative share-based compensation expenses for the

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

awards that have satisfied the service condition should be recorded upon the occurrence of an IPO. The IPO was completed in November 2024 and the share awards for which the service condition had been met became vested. The remaining share awards will be vested as the service conditions are met.
The Group selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the share option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.
(r)
Government subsidies

The government subsidies provided by the local government mainly included funding to support the growth of the Group. Government subsidies are mainly recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure, not subject to future return or not related to future performance obligation. For the six months ended June 30, 2024 and 2025, $1.3 million and $1.5 million were received and recognized as other income (expenses), net on the consolidated statements of operations and comprehensive loss, respectively.
(s)
Employee defined contribution plan

PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were $7.1 million and $8.1 million for the six months ended June 30, 2024 and 2025, respectively.
(t)
Income taxes

Income taxes are accounted for under the asset and liability method. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.
The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the change in judgment occurs. As of December 31, 2024 and June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions.
The Group recognizes interest and penalties related to income tax matters as a component of income tax expenses.
(u)
PRC Value-added tax (“VAT”)

The Group’s subsidiaries incorporated in China are subject to statutory VAT rate of 6% and 9% for services rendered and 13% for goods sold.
(v)
Fair value measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

•
Level 2 — Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

•
Level 3 — Inputs are unobservable inputs for the asset or liability.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety. The fair values of the Group’s investments are based upon prices provided by an independent source. The Group has reviewed these prices for reasonableness and has not adjusted any prices received from the independent provider. Securities reported at fair value utilizing Level 1 inputs represent assets whose fair value is determined based upon observable unadjusted quoted market prices for identical assets in active markets. Level 2 securities represent assets whose fair value is determined using observable market information, such as previous day trade prices, quotes from less active markets, or quoted prices of securities with similar characteristics. Except for the transfer described in note 5(a), there were no other transfers between Level 1, Level 2 and Level 3

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

investments during the six months ended June 30, 2024 and 2025. The carrying amounts of accounts receivable, amounts due from related parties, current and accounts payable approximates the fair value because of their short-term nature.
(w)
Foreign currency

The Group’s reporting currency is the U.S. dollar. The Group determines its functional currencies based on the criteria of Accounting Standards Codification (ASC) 830, Foreign Currency Matters. The functional currency of the Company’s subsidiaries in the United States and Hong Kong, China is the U.S. dollar. The functional currencies of its subsidiaries in Mainland China are the Renminbi (“RMB”). The Group uses the monthly average exchange rate for the year and the exchange rate as of the consolidated balance sheet date to translate the operating results and financial position, respectively. Equity accounts are translated at historical exchange rates. Translation differences are recorded in accumulated other comprehensive (loss) income, as a component of shareholders’ (deficit) equity.
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing as of the consolidated balance sheet date. The Group reflects net foreign exchange transaction gains and losses resulting from the conversion of the foreign currencies to functional currency included in other income (expenses), net.
(x)
Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net loss, change in foreign currency translation adjustments and unrealized gain (loss) on available-for-sale investments.
(y)
Non-controlling interests

The Company’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to minority shareholders of the consolidated affiliated companies are classified separately as “non-controlling interests” in the Company’s consolidated statements of operations and comprehensive loss.
(z)
Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary shares and Class B ordinary shares have the same rights in dividend. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. The Company’s convertible redeemable preferred shares are considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.
Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year/period. Diluted net loss per share

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year/period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as-if-converted method and ordinary shares issuable upon the exercise and settlement of share options and RSUs using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.
(aa)
Segment reporting

Based on the criteria established by ASC 280, operating segments are defined as components of an enterprise (business activity from which it earns revenues and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about resource allocation and performance evaluation of the Group as a whole and does not distinguish between markets or segments. Therefore, the Group has only one reportable segment. Accordingly, the CODM uses the consolidated net loss to measure segment profit or loss, allocate resources, and assess performance. The CODM is regularly provided with the consolidated expenses as noted on the face of the consolidated statements of operations and comprehensive loss and uses net loss to monitor budget versus actual results when making decisions about the allocation of operating and capital resources.
The assets of the Group are held in the PRC and the U.S. The long-lived assets as of December 31, 2024 and June 30, 2025, are as follows:
	As of December 31, 2024	As of June 30, 2025
The PRC	28,633	43,117
The U.S	1,950	2,664
Total	30,583	45,781
For the six months ended June 30, 2024 and 2025, the Group’s total revenues by geographic area are as follows:
	Six months ended June 30,
	2024	2025

The PRC	24,527	35,385
The U.S	193	49
Total	24,720	35,434

(ab)
Recently issued accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.
New accounting standards which have been adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted ASU 2023-07 on January 1, 2024 and the adoption of this ASU does not have material impact to the consolidated financial statements. Refer to note 2. (aa) Segment reporting.
Recent accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024 (2025 for calendar-year-end public business entities) and for interim periods for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.
In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendments is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
3.
CONCENTRATIONS AND RISKS

(a)
Concentration of customers and suppliers

One customer represented 49.9% of the total revenues for the six months ended June 30, 2024. Three customers represented 31.4%, 16.8% and 15.7% of the total revenues for the six months ended June 30, 2025, respectively. One supplier represented 15.4% of the total purchases for the six months ended June 30, 2024. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases for the six months ended June 30, 2025. Two customers accounted for 17.9% and 11.3%, respectively, of the total accounts receivable as of December 31, 2024, while there is no customer from whom accounted for greater than 10% of the total accounts receivable as of June 30, 2025.
(b)
Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Group invests its excess cash in low-risk, high credit quality and highly liquid securities, and places its cash and cash equivalents and short-term investments in the financial institutions which the management believes are of high credit quality. Securities of any given issuer valued at cost at the time of purchase should not exceed 5% of the market value of the portfolio or $1.0 million, whichever is greater. For purposes of this diversification restriction, securities of a parent company, subsidiaries, and entities acquired or merged will be combined. Credit risk arises from cash and cash equivalents, short-term investments, as well as credit exposures to customers, including outstanding receivables. The carrying amount of these financial assets represents the maximum amount of loss due to credit risk. Accounts receivable are typically unsecured and are derived from revenues earned directly from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.
(c)
Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to $126.6 million and $144.4 million as of December 31, 2024 and June 30, 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
(d)
Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was 0.7% for the six months ended June 30, 2024. The appreciation of the RMB against the US$ was approximately 0.4% for the six months ended June 30, 2025. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
4.
INVESTMENTS IN MARKETABLE DEBT SECURITIES

Investments in marketable debt securities are recorded as short-term investments and long-term investments on the consolidated balance sheets. The following is a summary of the Group’s investments in marketable debt securities as of December 31, 2024 and June 30, 2025:
	As of December 31, 2024
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Asset backed securities	6,400	4	—	6,404
Commercial paper	7,592	1	—	7,593
Corporate bonds	87,591	—	(163)	87,428
Treasury bill	5,925	3	—	5,928
U.S. treasury securities	8,039	—	(44)	7,995
Yankee bonds	5,601	—	(12)	5,589
Wealth management products	87,603	344	—	87,947
Total	208,751	352	(219)	208,884
	As of June 30, 2025
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Asset backed securities	42,094	17	—	42,111
Commercial paper	1,169	—	—	1,169
Corporate bonds	187,444	76	—	187,520
Sovereign government securities	3,756	20	—	3,776
Treasury bill	31,346	—	(11)	31,335
U.S. treasury securities	20,833	23	—	20,856
Yankee bonds	6,942	1	—	6,943
Wealth management products	53,631	170	—	53,801
Total	347,215	307	(11)	347,511

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
5.
LONG-TERM INVESTMENTS

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investments, term deposits, certificate of deposits and convertible bonds. The following is a summary of long-term investments:
	As of December 31, 2024	As of June 30, 2025
Investments in marketable debt securities (note 6)	58,373	104,272
Debt investments in investees’ preferred shares (note 5a and note 6)	35,076	18,459
Equity investment without readily determinable fair values (note 5d)	465	28,405
Equity method investment (note 5b)	15,368	15,461
Term deposits and certificate of deposits (note 6)	21,517	35,180
Convertible bonds (note 5c and note 6)	—	12,365
Total	130,799	214,142

(a)
Debt investments in investees’ preferred shares

In January 2021, the Group invested in the convertible redeemable preferred shares of a private company which engaged in graphics processing unit (“GPU”) computing technology and service at the amount of $4.0 million. In January 2025, the Group disposed a portion of the investment for cash consideration of $16.7 million, which is based on the fair value of the investment as of the disposal date, resulting in a reclassification of accumulated realized gain of $15.0 million from other comprehensive income to investment income for the six months ended June 30, 2025.
In July 2022 and April 2023, the Group invested in the convertible redeemable preferred shares of a company engaged in the app-based ride-hailing vehicle business at cash consideration of $15.0 million and $15.0 million, respectively. Considering the substantive redemption rights, the Group classified these investments as available-for sale investments, recorded under long-term investments on the consolidated balance sheets. In July 2024, along with the listing of the investee, the Group’s preferred shares in the investee were automatically converted into ordinary shares, and the Group measured the fair value of its investments in ordinary shares using the market approach based on the quoted stock price of the investee and has classified it as Level 1 measurement. Since the Group does not intend to hold the listed common shares more than twelve months, the investment of $38.7 million has been reclassified to short-term investments as equity investment with readily determinable fair values since the investee’s listing date. As of December 31, 2024 and June 30, 2025, the balances of this investment of $19.7 million and $13.9 million were recorded in the short-term investments. For the six months ended June 30, 2024 and 2025, nil and $17.2 million unrealized loss were recorded in other income (expenses), net.
For the six months ended June 30, 2024 and 2025, $5.1 million and nil unrealized gain were recorded in other comprehensive income, respectively.
These available-for-sale debt investments are carried at fair value. The Group uses backsolve method with significant unobservable inputs to measure the fair value of the investments (Level 3), which primarily include the recent transaction price of the underlying private company’s securities and discount for lack of marketability (“DLOM”). The DLOM used to measure the fair value of the investments is 14% to 26% for the six months ended June 30, 2024 and 2025, respectively. A 5% increase/decrease in the DLOM used in

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
5.
LONG-TERM INVESTMENTS (continued)

isolation would decrease/increase the carrying amount of these available-for-sale investments by $1.8 million to $3.1 million for the six months ended June 30, 2024 and 2025, respectively.
As of December 31, 2024 and June 30, 2025, no impairment indicator was identified associated with the available for-sale debt investments.
(b)
Equity method investment

In May and September 2024, the Group paid $1.6 million and $2.6 million in cash, respectively, to a joint venture as initial investment in its common shares, to subscribe 50% equity rights of the investee, to advance the future mass production and large-scale deployment of fully driverless vehicles. Since the Group can exercise significant influence over the joint venture, and does not have a controlling interest, this investment is accounted for using the equity method.
In November 2024, the Group, as a limited partner, paid $11.2 million in cash to a fund as initial investment, to subscribe 99.9% equity rights of the fund for future investment in automation driving industry. Since the Group can exercise significant influence over the fund, in which all partners have veto rights, and the Group does not have a controlling interest, this investment is accounted for using the equity method.
(c)
Convertible bonds

In February 2025, the Group entered into an agreement with a South Korean public listed company, to subscribe its convertible bonds. The total subscription consideration was KRW15.3 billion (equivalent to $10.5 million). The convertible bonds have a maturity date on January 13, 2028. The Group has the unilateral right to request early redemption of the convertible bonds every six months after holding them for one year, with an applicable compound interest rate of 3%. Additionally, the convertible bonds grant the Group the right to convert them into a specified number of common shares at any time from one year after issuance until the maturity date of January 13, 2028, based on the conversion rate specified in the agreement.
The convertible bonds are classified as available-for-sale debt securities, as they do not meet the criteria for held-to-maturity or trading securities. They are carried at fair value on the consolidated balance sheets, with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. For the six months ended June 30, 2025, the Group recorded an unrealized gain of $1.0 million in accumulated other comprehensive income based on its fair value.
(d)
Equity investment without readily determinable fair values

In May 2025, the Group made a $27.9 million investment in a private new energy vehicle company, acquiring a 0.5577% equity interest. Given that the Group does not have significant influence and the equity investment does not have a readily determinable fair value, the Group elects measurement alternative to the fair value measurement for the equity security without readily determinable fair values, under which the investment is measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded on the consolidated statements of operations and comprehensive loss.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
5.
LONG-TERM INVESTMENTS (continued)

The following table summarizes the activities related to fair value of the debt investments in investees’ preferred shares and convertible bonds, which are recorded as available-for-sale investments:
	Year ended December 31, 2024	Six months ended June 30, 2025
Fair value of available-for-sale debt investments at the beginning of the year/period (Level 3)	49,307	35,076
Additions – initial investment	—	10,486
Reclass to short-term investments (note 5a)	(38,738)	—
Change in fair value	24,736	1,040
Disposal of available-for-sale debt investment	—	(16,693)
Foreign currency translation adjustment	(229)	915
Fair value of available-for-sale debt investments at the end of the year/period (Level 3)	35,076	30,824
6.    FAIR VALUE MEASUREMENTS
Fair value measurements or disclosed on a recurring basis
The fair value measurements of assets and liabilities that are measured or disclosed at fair value on a recurring basis as of December 31, 2024 and June 30, 2025, are as follows:
	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	4,488	—	4,488
Subtotal	—	4,488	—	4,488
Short-term investments:
Asset backed securities	—	330	—	330
Commercial paper	—	7,593	—	7,593
Corporate bonds	—	49,773	—	49,773
Treasury bill	—	5,928	—	5,928
U.S. treasury securities	1,948	—	—	1,948
Yankee bonds	—	2,009	—	2,009
Wealth management products	—	82,930	—	82,930
Marketable debt securities (note 4)	1,948	148,563	—	150,511
Equity investment with readily determinable fair values (note b and note 5a)	23,988	—	—	23,988
Equity securities	23,988	—	—	23,988
Term deposits and certificate of deposits (note a)	—	34,536	—	34,536
Subtotal	25,936	183,099	—	209,035

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
6.    FAIR VALUE MEASUREMENTS (continued)
Fair value measurements or disclosed on a recurring basis (continued)
	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Long-term investments:
Asset backed securities	—	6,074	—	6,074
Corporate bonds	—	37,655	—	37,655
U.S. treasury securities	6,047	—	—	6,047
Yankee bonds	—	3,580	—	3,580
Wealth management products	—	5,017	—	5,017
Marketable debt securities (note 4)	6,047	52,326	—	58,373
Debt investments in investees’ preferred shares (note 5a)	—	—	35,076	35,076
Term deposits and certificate of deposits (note a and note 5)	—	21,517	—	21,517
Subtotal	6,047	73,843	35,076	114,966
Total assets at fair value	31,983	261,430	35,076	328,489

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Corporate bonds	—	1,497	—	1,497
Treasury bill	—	30,160	—	30,160
Certificate of deposits	—	500	—	500
Subtotal	—	32,157	—	32,157
Short-term investments:
Commercial paper	—	1,169	—	1,169
Corporate bonds	—	145,140	—	145,140
Treasury bill	—	31,335	—	31,335
U.S. treasury securities	9,819	—	—	9,819
Sovereign government securities	1,324	—	—	1,324
Yankee bonds	—	5,683	—	5,683
Wealth management products	—	48,769	—	48,769
Marketable debt securities (note 4)	11,143	232,096	—	243,239
Equity investment with readily determinable fair values (note b and note 5a)	17,971	—	—	17,971
Equity securities	17,971	—	—	17,971
Term deposits and certificate of deposits (note a)	—	28,283	—	28,283
Subtotal	29,114	260,379	—	289,493

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
6.    FAIR VALUE MEASUREMENTS (continued)
Fair value measurements or disclosed on a recurring basis (continued)
	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Long-term investments:
Asset backed securities	—	42,111	—	42,111
Corporate bonds	—	42,380	—	42,380
U.S. treasury securities	11,037	—	—	11,037
Yankee bonds	—	1,260	—	1,260
Sovereign government security	2,452	—	—	2,452
Wealth management products	—	5,032	—	5,032
Marketable debt securities (note 4)	13,489	90,783	—	104,272
Debt investments in investees’ preferred shares (note 5a)	—	—	18,459	18,459
Convertible bonds (note 5c)	—	—	12,365	12,365
Term deposits and certificate of deposits (note a and note 5)	—	35,180	—	35,180
Subtotal	13,489	125,963	30,824	170,276
Total assets at fair value	42,603	418,499	30,824	491,926

Note a:
Term deposits and certificate of deposits are deposits of fixed interest rate with original maturities between three months and one year, and above one year, which are recorded in short-term investments and long-term investments based on the maturities.

Note b:
The Group measured the fair value of its investment in common shares using the market approach based on the quoted stock price of its investees in the active market and classified it as Level 1 measurement.

As of December 31, 2024, the balance of the investments was $24.0 million, which includes a new equity investment of $4.3 million in the common shares of one listed company and another equity investment of $19.7 million reclassified from long-term investments (refer to note 5a). For the new equity investment, $1.0 million decrease in fair value was recorded in other income (expenses), net.
As of June 30, 2025, the balance of the investments was $18.0 million, which includes equity investment of $13.9 million and $4.1 million in the common shares of two listed companies. During the six months ended June 30, 2025, $6.0 million decrease in fair value of equity investments was recorded in other income (expenses), net.
Note c:
As of December 31, 2024 and June 30, 2025, there were no investments in marketable debt securities held by the Group that had been in continuous unrealized loss position.

The following table summarizes the activities related to fair value of warrants liability:
	Six months ended June 30,
	2024	2025
Balance at the beginning of the period	5,617	—
Issuance of warrants	—	—
Change in fair value	(5,617)	—
Exercise of the warrants	—	—
Balance at the end of the period	—	—

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
6.    FAIR VALUE MEASUREMENTS (continued)
Fair value measurements or disclosed on a recurring basis (continued)
The Group uses option-pricing model with significant unobservable inputs to measure the fair value of the warrants liability (Level 3), which primarily include the fair value of the Series D convertible redeemable preferred shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of fair value of shares, risk-free interest rates and expected dividends.
Fair value measurements on a non-recurring basis
The Group measures property, equipment and software, operating and finance lease right-of-use assets, operating and finance lease liabilities, at fair value on a non-recurring basis only if they were determined to be impaired. For equity investment without readily determinable fair values for which the Group elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.
7.
PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software as of December 31, 2024 and June 30, 2025, consist of the following:
	As of December 31, 2024	As of June 30, 2025
Computer and equipment	37,032	42,659
Vehicle and equipment	24,577	25,322
Leasehold improvements	4,728	4,780
Software	2,527	2,695
Furniture and fixtures	541	577
Finance lease right-of-use assets	5,201	5,222
Total property, equipment and software	74,606	81,255
Less: accumulated depreciation and amortization	(57,962)	(59,948)
Construction in progress	597	8,136
Property, equipment and software, net	17,241	29,443
Total depreciation and amortization expenses for the six months ended June 30, 2025 were $3.2 million ($0.5 million relates to amortization of property and equipment acquired under finance leases), including $0.7 million in the cost of revenues, $2.3 million in R&D expenses and $0.2 million in selling, general and administrative expenses, respectively, on the consolidated statements of operations and comprehensive loss. Total depreciation and amortization expenses for the six months ended June 30, 2024 were $5.5 million ($0.8 million relates to amortization of property and equipment acquired under finance leases), including $0.9 million in cost of revenues, $4.2 million in R&D expenses, and $0.4 million in selling, general and administrative expenses, respectively, on the consolidated statements of operations and comprehensive loss.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
8.
ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities as of December 31, 2024 and June 30, 2025 consist of the following:
	As of December 31, 2024	As of June 30, 2025
Payable related to employees’ exercise of share-based awards (note a)	—	40,730
Payables and accrued expenses for goods or services	25,665	27,444
Payroll and related expenses	23,741	17,045
Advance from long-term investments disposal	8,347	—
Contract liabilities	3,229	2,051
Tax payables (note b)	1,812	16,695
Finance lease liabilities (note 9)	532	369
Amounts reimbursable to employees	761	741
Welfare payable	281	292
Others	2,180	2,437
Total	66,548	107,804

Note a:
This is primarily due to employee stock sales, with funds collected on behalf of employees by the Group for future distribution after withholding taxes are deducted.

Note b:
This is primarily due to individual income tax withheld in connection with employee stock sales.

9.
LEASE

The Group leases office spaces and warehouses in several cities in the PRC and the U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines if an arrangement is a lease at inception, and when lease agreements contain lease and non-lease components, the Group accounts for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2024 and June 30, 2025, the Group did not have additional operating leases or finance leases that have not yet commenced.
Total operating lease expenses for the six months ended June 30, 2024 and 2025 were $2.1 million and $2.9 million, respectively, which were recorded in cost of revenues, R&D expenses, and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Short-term lease expenses for the six months ended June 30, 2024 and 2025 were $0.7 million and $0.9 million, respectively.
Property and equipment acquired under finance leases was $1.8 million and $1.3 million as of December 31, 2024 and June 30, 2025, respectively, recorded in “Property, equipment and software, net”, and corresponding current and non-current finance lease liabilities were $0.5 million and $1.2 million, as of December 31, 2024, respectively, and $0.4 million and $1.0 million, as of June 30, 2025, respectively, recorded in “Accounts payable and other current liabilities” and “Other non-current liabilities”.
Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities were $0.7 million and $0.1 million for the six months ended June 30, 2024, respectively, and $454 million and $31 for the six months ended June 30, 2025, respectively. Amortization expenses and

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
9.
LEASE (continued)

interest expenses were included in cost of revenues and other income (expenses), net on the consolidated statements of operations and comprehensive loss, respectively.
	As of December 31, 2024	As of June 30, 2025
Operating leases
Right-of-use assets	13,342	16,338
Lease liabilities, current	3,438	4,825
Lease liabilities, non-current	9,835	11,928
Finance leases
Right-of-use assets	1,794	1,347
Lease liabilities, current (note 8)	532	369
Lease liabilities, non-current	1,156	976
	Six months ended June 30,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	2,185	2,317
Operating cash used in finance leases	61	38
Financing cash used in finance leases	710	764
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	—	5,510
Finance leases	432	—
Weighted average remaining lease term
Operating leases	1.2	4.5
Finance leases	3.4	3.8
Weighted average discount rate
Operating leases	5.4%	4.6%
Finance leases	4.8%	5.1%
Maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of December 31, 2024 is as follows:
Year ending December 31,
2025	4,610
2026	4,060
2027	3,082
2028	2,521
2029	2,181

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
9.
LEASE (continued)

Year ending December 31,
2030 and thereafter	61
Less: imputed interest	(1,554)
Total	14,961

Maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of June 30, 2025 is as follows:
Year ending December 31,
Remaining of 2025	2,991
2026	5,505
2027	4,438
2028	3,094
2029	2,772
2030	270
2031 and thereafter	747
Less: imputed interest	(1,719)
Total	18,098

10.
COMMITMENTS AND CONTINGENCIES

Legal proceedings
From time to time, the Group may become involved in litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2024 and June 30, 2025, based on the currently available information, the Group believes that the loss contingencies that may arise as a result of currently pending legal proceedings are not reasonably possible to have a material adverse effect on the Group’s business, results of operations, financial condition, and cash flows.
Investment commitments
In August 2023, the Group entered into an agreement with Toyota Motor (China) Investment Co., Ltd. and GAC Toyota Motor Co., Ltd. to establish a joint venture and jointly advance the future mass production and large-scale deployment of fully driverless vehicles. As of June 30, 2025, the Group had a future investment commitment of $51.5 million (equivalent to RMB369.0 million) in cash payable before September 30, 2025. This amount was settled on September 25, 2025.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
11.
ORDINARY SHARES

The Company was incorporated on November 4, 2016 with an authorized share capital of 388,594,477 ordinary shares at the par value of $0.0005 each. A summary of the Class A and Class B ordinary shares as of December 31, 2024 and June 30, 2025, is as follows:
	As of December 31, 2024	As of June 30, 2025
Class A ordinary shares
Shares authorized	498,911,230	498,911,230
Par value	$0.0005	$0.0005
Shares issued and outstanding	269,203,783	304,203,783
Class B ordinary shares
Shares authorized	81,088,770	81,088,770
Par value	$0.0005	$0.0005
Shares issued and outstanding	81,088,770	81,088,770
The holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote. The holder of each Class A ordinary share shall have the right to one vote with respect to such Class A ordinary share, and the holder of each Class B ordinary share shall have the right to 10 votes with respect to such Class B ordinary share.
Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. With respect to any Class B ordinary share upon (a) the death of the stockholder (or its ultimate controlling beneficial owner that is a natural person or any beneficial owner that is a principal) of such Class B ordinary share; (b) any sale, transfer, assignment, or disposition of such Class B ordinary share by a stockholder (or its affiliate) to any person who is not an affiliate of such stockholder; (c) a change of ultimate beneficial ownership of such Class B ordinary share to any person who is not an affiliate of the registered stockholder of such Class B ordinary share; or (d) termination of employment of any principal who is the ultimate beneficial owner holding such Class B ordinary share with the Group, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.
In November 2024, the Company completed its IPO on Nasdaq. In the offering, 20,000,000 American Depository Shares (“ADSs”), representing 20,000,000 Class A ordinary shares, were issued and sold to the public at a price of $13.00 per ADS. In addition, the Company issued and sold an additional 1,461,410 ADSs, upon the underwriters’ exercise of their option to purchase additional ADSs, representing 1,461,410 Class A ordinary shares. The Company received a total net proceeds of approximately $256.7 million after deducting relevant offering expenses.
Meanwhile, immediately prior to the completion of the IPO, the Company sold and issued 11,672,186 Class A ordinary shares in the CPP to certain investors based on the IPO price of $13.00 per ADS. The Company received a total net proceeds of approximately $151.7 million after deducting relevant offering expenses.
In addition, upon the completion of the IPO, all of the 202,699,487 convertible redeemable preferred shares held by the Group’s preferred shareholders were converted into 225,409,798 Class A ordinary shares, which resulted in a decrease of $1,695.3 million in Mezzanine equity and an increase of $0.1 million and an increase of $1,695.2 million recorded in paid- in capital of Class A ordinary shares and additional paid-in capital, respectively.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
12.
SHARE-BASED COMPENSATION

(a)
Description of the share incentive plan

Share-based awards include share options related to Class A ordinary shares granted to employees, RSUs for Class A ordinary shares granted to employees, and restricted stock awards (“RSAs”) for Class B ordinary shares granted to two founders, under the share incentive plan since the inception of the Company.
In November 2016, the Company adopted the Pony AI Inc. 2016 Share Plan (the “Plan”) pursuant to which the Board may grant share-based awards as an incentive. After several share splits and amendments, the number of ordinary shares reserved for issuance under the Plan has been updated to 58,427,257 ordinary shares since January 2020.
Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years. The RSUs will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 1 to 5 years. In addition to the above service condition, certain share options and RSUs also include performance vesting condition which is contingent on the completion of an IPO or a sale event.
In March 2024, the Company and certain optionees reached an agreement to exchange their share options with RSUs, at the fixed fair value basis of these share options on the exchange date. As a result, 2,195,928 RSUs were newly granted for the exchange of 2,223,175 share options, respectively. As the terms and the fair value of the awards are identical before and after the exchange, there is no impact on the consolidated financial statements.
For the six months ended June 30, 2025, a total of 852,684 RSUs were withheld by the Company as a result of net share settlements to satisfy certain employees’ income tax obligations. The Company paid $11.6 million (equal to the fair value of these RSUs on the settlement dates) to settle the employees’ tax obligations related to the RSUs withheld, which is charged directly to the additional paid-in capital. These net share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued as a result of the vesting.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
12.
SHARE-BASED COMPENSATION (continued)

(b)
Share option activities

A summary of the Company’s share option activities for the six months ended June 30, 2024 and 2025 is as follows:
	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	11,052,896	0.47	4.14	161,965
Forfeited or expired	(47,272)	0.46	—	—
Exchanged for RSUs	(2,223,175)	0.19	—	—
Outstanding as of June 30, 2024	8,782,449	0.53	3.84	135,678
Exercisable as of June 30, 2024	640,601	0.89	4.85	9,670
Outstanding as of December 31, 2024	8,773,669	0.53	3.33	121,224
Granted	100,915	5.60	—	—
Exercised	(5,924,873)	0.36	—	—
Forfeited or expired	(16,798)	1.76	—	—
Outstanding as of June 30, 2025	2,932,913	1.05	3.77	35,621
Exercisable as of June 30, 2025	2,831,998	0.89	3.55	34,796
The weighted average grant date fair value of share options vested during the six months ended June 30, 2024 and 2025, was $1.78 and $2.33, respectively. The total grant date fair value of the share options vested for the six months ended June 30, 2024 and 2025, was $70 and $5, respectively.
Cash received from exercise of share options under the Plan for the six months ended June 30, 2024 and 2025, was nil and $1.68 million, respectively.
The IPO was completed in November 2024, and the share options whose service conditions had been met became vested. The remaining share options will be vested as their service conditions are met over time.
(c)
RSUs and RSAs activities

A summary of the Company’s RSUs and RSAs activities for the six months ended June 30, 2024 and 2025 are as follows:
	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2023	22,498,884	5.45
Granted	1,331,842	15.81
Vested	(100,777)	13.21
Forfeited	(112,686)	13.18

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
12.
SHARE-BASED COMPENSATION (continued)

	Number of RSUs	Weighted Average Grant Date Fair Value
Exchanged from share options	2,195,928	0.10
Unvested as of June 30, 2024	25,813,191	5.47
Unvested as of December 31, 2024	7,168,226	13.38
Granted	3,291,586	5.30
Vested	(1,323,882)	14.03
Forfeited	(275,028)	11.60
Unvested as of June 30, 2025	8,860,902	10.34

	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2023	937,500	0.07
Vested	(937,500)	0.07
Unvested as of June 30, 2024 and 2025	—	—
As of December 31, 2024 and June 30, 2025, the weighted average remaining contractual life of outstanding RSUs were 5.15 years and 9.11 years, respectively. As of December 31, 2024 and June 30, 2025, there were 25,339,599 and 30, 547 RSUs that have been vested but not settled, respectively.
(d)
Valuation

The Company estimates the fair value of the share options on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each share option.
For the six months ended June 30, 2024 and 2025, the share-based compensation expenses were $1.5 million and $16.2 million, respectively, of which $0.6 million and $11.9 million, respectively, were included in R&D expenses and $0.9 million and $4.3 million, respectively, were included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Of such amounts, $0.1 million and nil for the six months ended June 30, 2024 and 2025, respectively, relate to granted RSAs.
As of June 30, 2025, the unrecognized share-based compensation expenses related to outstanding unvested share options and RSUs for employees that are expected to vest were approximately $32 and $59.6 million, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average period of approximately 2.0 years and 3.1 years for share options and RSUs, respectively.
As of June 30, 2025, the unrecognized share-based compensation expenses related to the granted RSAs were nil.
There were no share options granted to non-employees for the six months ended June 30, 2024 and 2025.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
13.
TAXATION

The Group is registered in the Cayman Islands and mainly operates in two taxable jurisdictions — the PRC and the U.S. The Group’s loss before income tax for the six months ended June 30, 2024 and 2025, is as follows:
	Six months ended June 30,
	2024	2025
Loss from the PRC operations	(46,693)	(63,963)
Loss from non-PRC operations	(5,080)	(26,676)
Loss before income tax	(51,773)	(90,639)
Income tax benefits applicable to the PRC operations	(1)	—
Income tax benefits applicable to non-PRC operations	(1)	(1)
Total income tax benefits	(2)	(1)
Cayman Island Tax
Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, payments of dividends and capital in respect of its shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of its shares, nor will gains derived from the disposal of its shares be subject to the Cayman Islands income or corporation tax.
U.S. Corporate Income Tax (“CIT”)
The Group’s subsidiary incorporated in the U.S. is subject to income tax in the U.S. at the rate of 21% for the six months ended June 30, 2024 and 2025.
Hong Kong Tax
Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiary in Hong Kong are subject to profit tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. The payments of dividends by the Group to its shareholders are not subject to any Hong Kong withholding tax.
PRC CIT
The Group’s subsidiaries which are entities incorporated in the PRC (the “PRC entities”), are subject to the PRC Enterprise Income Tax on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25%, except for High and New Technology Enterprises (“HNTE”), which are subject to a 15% tax rate. For Small Low-profit Enterprises, the portion of less than RMB3.0 million of the annual taxable income, will be included in the actual taxable income at 25%, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20% for the six months ended June 30, 2024 and 2025.
Under preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
13.
TAXATION (continued)

•
Beijing HX, Beijing ZX, Jiangsu RD and Guangzhou ZX are entitled to a preferential income tax rate at 15% for 2024, 2025 and 2026.

•
Beijing YX and Shenzhen YX are entitled to a preferential income tax rate at 15% for 2022, 2023 and 2024, and both companies will continue to utilize the preferential income tax upon renewal in 2025.

•
Guangzhou HX and Shanghai YX are entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.

Composition of Income Tax Expenses
For the six months ended June 30, 2024 and 2025, the Group’s income tax benefits are as follows:
	Six months ended June 30,
	2024	2025
Deferred tax benefits applicable to the PRC operations	—	—
Deferred tax benefits applicable to non-PRC operations	—	—
Total deferred tax benefits	—	—
Current income tax benefits applicable to the PRC operations	(1)	—
Current income tax benefits applicable to non-PRC operations	(1)	(1)
Total current income tax benefits	(2)	(1)
Total income tax benefits	(2)	(1)
Reconciliation of the statutory tax rate to the effective tax rate
The following table sets forth reconciliation between the PRC statutory income tax rate and the effective tax rate:
	Six months ended June 30,
	2024	2025
Statutory CIT rate	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(4.5)%	(7.3)%
Effect of R&D super-deduction	11.9%	13.3%
Other permanent adjustments	0.1%	(5.8)%
Change in valuation allowance	(37.7)%	(25.5)%
Tax rate difference from statutory rate in other jurisdictions	5.2%	0.3%
Effective tax rate for the Group	0.0%	0.0%
The combined effects of the income tax exemption and reduction available to the Group are as follows:

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
13.
TAXATION (continued)

	Six months ended June 30,
	2024	2025
Tax holiday effect	918	6,610
Net loss per share effect-basic and diluted	0.01	0.02
Deferred tax assets and liabilities
The tax effects of significant items comprising the Group’s deferred taxes as of December 31, 2024 and June 30, 2025, are as follows:
	As of December 31, 2024	As of June 30, 2025
Deferred tax assets:
Net operating loss carryforwards	137,800	161,220
R&D business tax credits	19,102	20,410
Share-based compensation	11,108	8,495
Depreciation of property, equipment and software	551	424
Deferred R&D expenses	10,532	12,528
Other current liabilities and others	1,577	1,260
Lease liabilities	356	258
Total deferred tax assets	181,026	204,595
Deferred tax liabilities:
Prepaid expenses	(229)	(235)
Right-of-use assets	(328)	(235)
Total deferred tax liabilities	(557)	(470)
Valuation allowance	(180,469)	(204,125)
Deferred tax liabilities, net	—	—
Deferred tax assets recognized for those tax credits are presented net of unrecognized tax benefits. Deferred tax liabilities, net were nil and nil as of December 31, 2024 and June 30, 2025, respectively.
ASC Topic 740 Income Taxes requires that the tax benefits of net operating losses (“NOLs”), temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that the asset is more likely than not realizable. Realization of the future tax benefits is dependent on the Group’s ability to generate sufficient taxable income within the carryforward period. The Group considered all positive and negative evidence on whether the Group would have future taxable income sufficient to realize the benefits of its deferred tax assets.
The Group determined the valuation allowance on an entity-by-entity basis. As of December 31, 2024 and June 30, 2025, $180.5 million and $204.1 million of valuation allowances were provided primarily related to R&D business tax credits and NOLs, respectively. Based on the available objectively verifiable positive and negative evidence, the Group determined that it is more likely than not that these net deferred tax assets will not be realized in the future.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
13.
TAXATION (continued)

NOLs and tax credit carryforwards as of June 30, 2025, are as follows:
	As of June 30, 2025
	Amount	Expiration Years
NOLs, the PRC	876,998	2026 – 2035
Tax credits, U.S. federal	12,240	2039 – 2044
Tax credits, U.S. state	13,947	No expiration date
Utilization of NOLs and tax credits in U.S. may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOLs and tax credits before utilization.
Unrecognized tax benefits
No liabilities related to uncertain tax positions are recorded on the consolidated financial statements. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:
	As of December 31, 2024	As of June 30, 2025
Balance at the beginning of the year/period	5,096	5,725
Additions based on tax positions related to the current year/period	544	272
Additions based on tax positions related to the prior year/period	220	—
Reductions for tax positions of prior years	(135)	(220)
Balance at the end of the year/period	5,725	5,777
Included in the balances of unrecognized tax benefits as of December 31, 2024 and June 30, 2025, are $5.7 million and $5.8 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily federal and California deferred tax assets. No income tax benefits would be realized due to the Group’s valuation allowance position. The Group did not identify significant unrecognized tax benefits for other areas for the six months ended June 30, 2024 and 2025. The Group did not recognize any expenses for interest and penalties related to uncertain tax positions for the six months ended June 30, 2024 and 2025, due to their immaterial impact on the respective consolidated financial statements. The Group does not expect its unrecognized tax benefits balance to change materially over the next 12 months.
In accordance with the PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for the PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.
The Group’s U.S. subsidiary files income tax returns in the U.S. federal and various states. The Group’s U.S. subsidiary’s federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020, through December 31, 2024 for Federal and December 31, 2018 through December 31, 2024 for states. There are currently no pending income tax examinations.
The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements. There were no ongoing examinations by tax authorities as of December 31, 2024 and June 30, 2025.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
13.
TAXATION (continued)

PRC Withholding income tax on dividends
The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous CIT Law. The Cayman Islands, where the Group incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.
To the extent that the subsidiaries of the Group have undistributed earnings, the Group will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and June 30, 2025, the Group did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as they were still in accumulated deficit position.
14.
RELATED-PARTY BALANCES AND TRANSACTIONS

(a)
Related parties

Name of related parties	Relationship with the Group
Toyota Motor Corporation (“TMC”)	Shareholder of the Group
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron Logistics

(b)
The Group had the following balances and transactions with major related parties:

Amounts due from related parties	As of December 31, 2024	As of June 30, 2025
TMC (trade nature)	5	—
Sinotrans (trade nature)	8,317	7,443
Total	8,322	7,443
Amounts due to related parties	As of December 31, 2024	As of June 30, 2025
Sinotrans (trade nature)	900	744
Total	900	744

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
14.
RELATED-PARTY BALANCES AND TRANSACTIONS (continued)

	Six months ended June 30,
Revenues	2024	2025
TMC	—	11
Sinotrans	12,330	11,137
Total	12,330	11,148
Operating and finance lease	As of December 31, 2024	As of June 30, 2025
Operating lease liabilities
Sinotrans	73	38
Finance lease liabilities
Sinotrans	1,688	1,345
	Six months ended June 30,
Operating and finance lease	2024	2025
Cost:
Sinotrans	711	454
Selling, general and administrative expenses:
Sinotrans	19	18
Interest expense:
Sinotrans	61	38

15.
NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2024 and 2025. The following table sets forth the computation of basic and diluted net loss per share:
	Six months ended June 30,
	2024	2025
Numerator:
Net loss attributable to ordinary shareholders	(104,697)	(96,086)
Denominator:
Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	91,557,008	359,375,886
Net loss per ordinary share and per ADS, basic and diluted	(1.14)	(0.27)
Basic and diluted loss per share and per ADS is computed using the weighted average number of ordinary shares outstanding during the period. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA
OR OTHERWISE NOTED)
15.
NET LOSS PER SHARE (continued)

The following ordinary share equivalents were excluded from the computation of diluted net loss per share to eliminate any antidilutive effect:
	Six months ended June 30,
	2024	2025
Convertible redeemable preferred shares	202,699,487	—
Share options	677,460	7,730,527
RSUs	3,872,687	20,740,341
RSAs	217,052	—
Total	207,466,686	28,470,868

16.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $820.0 million as of June 30, 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to the PRC government control of currency conversion. Shortages in availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy its foreign currency denominated obligations.
17.
SUBSEQUENT EVENTS

In September 2025, the Company granted 1,243,060 RSUs to its employees. These RSUs have a 10-year contractual term and vest over a period of four years starting from the date specified in each agreement.